AGORA (YC S19)

Agora is a search engine for local products

PITCH VIDEO   INVESTOR PANEL


agora
AgoraShopLocal.com
Local Shops. Local Shoppers.

agorashoplocal.com   Boston MA

Retail · Technology · Main Street · Marketplace · Social Impact

LEAD INVESTOR

Michael Barnathan

It's always been challenging as a seller to get your products in front of buyers who need them, and it's also tough as a buyer to get local products really fast - particularly rare, unique, or hard to find ones. Agora is starting out with traditional business-to-customer sales, but I believe as the model grows that there's a huge untapped market in unifying hyperlocal B2C and C2C sales, delivering value to both parties in the transaction. Eventually Agora can become the \"Amazon of Local\". I also love the scalability of the platform play.

Invested $2,500 this round.

Highlights

1. We are helping local retailers by making their products searchable.
2. We are capturing a huge market: 85% of shopping still happens in-person.
3. Local shopping is becoming a massive investment trend for the next decade.
4. There are multiple revenue streams: ad-based, product placement, and analytics.

Our Founder



Allison Walsh CEO at Agora

Harvard University '18, Honors degree in Economics. Previously at General Atlantic, Y-Combinator



Allison Walsh CEO at Agora

Harvard University '18, Honors degree in Economics. Previously at General Atlantic, Y-Combinator S19 Class.

Pitch


agora











Local Shops. Local Shoppers.

Agora is a search engine for discovering local products.

agorashoplocal.com

agora

Founding Story.

When coming out of class in Harvard Square, Allie remembered the need for a black dress. She thought to herself, why can't I search for it in stores nearby?

This problem continued to persist for items beyond just clothing.

Allie stumbled upon the demand for...

a search engine for local inventory.

Why cant I just search "black dress" on my phone and know where they are in stores near me?
Allie Walsh
Founder & CEO of Agora

Two Ways to Shop.

If a search engine for local inventory existed, we could combine the best aspects of both retail experiences.

In-Person Retail.	Online Shopping.
+ Immediate gratification and ability to use.	+ Able to see across multiple retailers; can compare items/prices easily.
+ No shipping delay.	+ Higher certainty about getting a "good deal".
− Uncertainty about whether you will find desired product and whether you are getting the best deal.	− No physical interaction with product upon purchase.
− Wasted time going from store to store.	− Delayed gratification; 2 day shipping or longer.
− Lack of price transparency from inability to compare across vendors in person.	− Delay and ambiguity with returns and package tracking.

The Problem.

70% of stores find inventory optimization to be a problem*

In-Person Retail.

Local stores struggle due to Amazon's dominance and COVID-19. They need help generating more internet and foot traffic. Inventory optimization is also a problem. The data generated from searching Agora can help stores optimize their inventory. Inventory systems are a highly fragmented market with many stores using spreadsheets or physical mediums.

53% of Consumers would rather buy from a local business*

For Consumers.

Consumers want to shop local. The main reasons are convenience and the immediate gratification as outlined on the previous slide. Agora gives the consumer the ability to shop local with the convenience and searchability or e-commerce.

*source: https://www.[illegible]/consumers-want-to-support-their-local-economy-by-supporting-local-businesses-according-to-a-survey-by-[illegible]

The Solution.

Agora provides a way for consumers to search across the inventory of local stores. It also will provide stores with a robust inventory system informed by local demand insights from the search engine.

agora
Search Local Products



As you'll see on the platform, users can search a map with products and stores.

The Problem.

There are multiple ways to monetize Agora. We hope to monetize on both the store and consumer side, creating a double-sided marketplace.



For Stores.

For stores, they can pay a subscription to be on the platform, a subscription to the inventory software, pay for premium placement on our home page and search results, pay for ads, and additional insights on our inventory software.



For Consumers.

For consumers, if we allow consumers to purchase through the Agora platform, we can take a cut of the transaction.



In 2018…


$3.6 Trillion
In total retail sales in the US.


$513.61 Billion
In E-Commerce.


$3 Trillion
In local spending.

If we assume agora ad revenue can ultimately account for .5% of that local consumer spend, annual revenue is $15b per year.



Strategy & Precedent (Milo.com).

To start building Agora, we are following in the footsteps of a company called Milo.com.

Milo was a local inventory search engine that was acquired by E-Bay in 2010 for $75m.

To create an initial influx of supply on the platform, Milo scraped the websites of their target stores. We will execute a combination of scraping and curation of products to start.

Ultimately, we want stores to upload their items directly to Agora. There will be a store portal that allows them to do so. Eventually, we will have our own inventory software that updates in real-time and optimizes store inventory based on local demand insights from the search platform.





We are launching Agora with…

25 Stores in Boston

The Competition.

Square is who we are afraid of most. SMBs love their POS and more are adopting their inventory system. Ideally, we want to integrate with their inventory API and partner with them. Other competitors include Store No8, Amazon, Google Shopping, Ebay Local (bought milo.com in 2012), Glovo in Europe, and Favor or Spreetail in Austin.



Fundraising

Agora started with Y-Combinator's **$150k pre-seed** investment during the S19 batch.

We are kicking off a raise of ~$1m seed investment in April 2021.





Hire a full-time team of engineers (~3 to start)

Advertise to both stores and users

Develop an in-house inventory & product upload system for stores

Meet the Founder & Her Team.



Allie Walsh
Founder & CEO of Agora

The founder, Allie Walsh, graduated from Harvard with honors in 2018, concentrating in Economics. After Harvard, Allie worked as an investor at the investment firm General Atlantic. At GA, Allie worked across their technology and consumer teams, gaining industry expertise in e-commerce infrastructure. After GA, Allie was a part of Y-Combinator's Summer 2019 class.



GoingClear
Full Service Digital Agency

To develop the beta product for Agora, Allie works with GoingClear, a full service digital agency based in Boston, MA.



🔗 **Link to recorded Clubhouse pitch night on Startup Club**

Downloads

Agora-Pitch-Deck.pdf